EXHIBIT 99.17

Incentive Stock Option Plan, effective January 1, 2002, as amended and restated September 7, 2000, July 26, 2001, June 12, 2003, and June 30, 2004

INCENTIVE STOCK OPTION PLAN

OF ANORMED INC.

AMENDED AND RESTATED AS OF SEPTEMBER 7, 2000,

AS OF JULY 26, 2001, AS OF JUNE 12, 2003, AND AS OF JUNE 30, 2004

1.

Purpose of the Plan

1.1

The purpose of the Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Corporation, to provide a strong incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation, and in combination with these goals, to encourage their equity participation in the Corporation.  For greater certainty, options issued under the Plan do not constitute Incentive Stock Options for the purpose of the U.S. Internal Revenue Code.

2.

Definitions

2.1

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)

"Addendum" means the addendum attached to and forming a part of this Incentive Stock Option Plan;

(b)

"Board" means the board of directors of the Corporation;

(c)

"Change of Control" means the occurrence of any of the following events:

(i)

the Corporation is merged, amalgamated, consolidated or reorganized into or with another body corporate or other legal person and, as a result of such business combination, more than thirty-three and one-third percent (33-1/3%) of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors ("Voting Stock") of such body corporate or legal person immediately after such transaction are held in the aggregate by a person or body corporate (or persons or body corporates acting jointly or in concert), and such person or body corporate (or persons or body corporates acting jointly or in concert) held less than thirty-three and one-third percent (33-1/3%) of the Voting Stock of the Corporation immediately prior to such transaction ("Business Combination");

(ii)

any Offeror (as the term "Offeror" is used in Section 111 of the Securities Act (British Columbia) as amended (the "BCSA") and Section 101 of the Securities Act, (Ontario), as amended (the "OSA") (or any successor rule or regulation promulgated under the BCSA or the OSA)), individually, or together with any person or body corporate with whom they are acting jointly or in concert, becomes the beneficial owner of, or acquires the power to exercise control or direction over, or securities convertible into, securities representing thirty-three and one-third percent (33-1/3%) or more of the combined voting power of the then-outstanding Voting Stock of the Corporation ("Offer Transaction");

(iii)

if the Corporation sells or otherwise transfers all or substantially all of its assets to another corporation or other legal person and as a result of such sale or transfer more than thirty-three and one-third percent (33-1/3%) of the Voting Stock of the acquiring body corporate or legal person immediately after such transactions are held in the aggregate by a person or body corporate (or persons or body corporates acting jointly or in concert), and such person or body corporate (or persons or body corporates acting jointly or in concert) held less than thirty-three and one-third percent (33-1/3%) of the Voting Stock of the Corporation immediately prior to such transaction ("Asset Transfer"); or

(iv)

if, during any period of two consecutive years, individuals who at the beginning of any such period constitute the directors of the Corporation cease for any reason to constitute at least 50% thereof; provided, however, that for purposes of this clause (iv) each director who is first elected, or first nominated for election by the Corporation's stockholders, by a vote of at least eighty percent (80%) of the directors of the Corporation (or a committee thereof) then still in office who were directors of the Corporation at the beginning of any such period will be deemed to have been a director of the Corporation at the beginning of any such period;

Notwithstanding the foregoing provisions, (1) where a Business Transaction, Offer Transaction or Asset Transfer was initiated by the Board, the Board may determine in a specific case, by majority vote of the Board, that such Business Consolidation, Offer Transaction or Asset Transfer, is deemed not to constitute a "Change of Control" for the purposes of Paragraphs (c)(i), (ii) or (iii); and (2) unless otherwise determined in a specific case by majority vote of the Board, a "Change in Control" shall not be deemed to have occurred, for the purposes of Paragraph (c)(ii) solely because (A) the Corporation, (B) an entity in which the Corporation directly or indirectly beneficially owns 50% or more of the outstanding Voting Stock (a "Subsidiary"), or (C) any Corporation-sponsored employee stock ownership plan or any other employee benefit plan of the Corporation or any Subsidiary either files or becomes obligated to file a report or statement under Section 111 of the BCSA or Section 101 of the OSA, or in any other fashion authorized by a regulatory authority having due jurisdiction, disclosing beneficial ownership by it of shares of Voting Stock, whether in excess of twenty percent (20%) or otherwise, or because the Corporation reports that a change in control of the Corporation has occurred or will occur in the future by reason of such beneficial ownership;

(d)

"Compensation Committee" means the committee of the Board constituted as provided in Section 3 hereof and if none is so constituted, means the full Board;

(e)

"Corporation" means AnorMED Inc., a Canadian corporation, or its successors;

(f)

"Disability" means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Corporation;

(g)

"Eligible Person" means, from time to time, any director, senior officer or employee of the Corporation or of an affiliate of the Corporation, any Permitted Consultant and any member of the Corporation's Scientific Advisory Board appointed by the Board from time to time;

(h)

"Exchange" means any principal exchange (as determined by the Board) upon which the Shares are listed;

(i)

"Exemption Order" means exemption order BC Instrument 45-507, dated February 15, 2001, of the British Columbia Securities Commission, as amended or replaced from time to time;

(j)

"Grant Date" has the meaning ascribed to that term in Subsection 5.1 hereof;

(k)

"Market Value" of a Share means, on any given day:

(i)

where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

(ii)

where the Share is listed on an Exchange, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(l)

"non-executive director" means a director of the Corporation who is not also a senior officer of the Corporation;

(m)

"Option" means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(n)

"Option Period" has the meaning ascribed to that term in Subsection 6.3 hereof;

(o)

"Option Price" means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(p)

"Optionee" means an Eligible Person to whom an Option has been granted;

(q)

"Permitted Consultant" means an Eligible Person who is a "consultant" as that term is used in the Exemption Order;

(r)

"Plan" means the Incentive Stock Option Plan of the Corporation as set forth herein as the same may be amended and/or restated from time to time;

(s)

"Retirement" has the meaning ascribed to that term in Subsection 8.1 hereof;

(t)

"Securities Regulators" has the meaning ascribed to that term in Section 11 hereof; and

(u)

"Share" means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Corporation.

2.2

Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3

As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

3.

Administration of the Plan

3.1

The Plan shall be administered by the Board with the assistance of the Compensation Committee and the chief executive officer as provided herein.

3.2

The members of the Compensation Committee shall be appointed from time to time by, and serve at the pleasure of, the Board.  A majority of the Compensation Committee shall constitute a quorum thereof.  Acts approved in writing by all members of the Compensation Committee shall constitute valid acts of the Compensation Committee as if taken at a meeting at which a quorum was present.

3.3

The chief executive officer of the Corporation shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.4

The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

3.5

The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

3.6

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.7

The Board may authorize one or more officers of the Corporation to execute and deliver and to receive documents on behalf of the Corporation.

4.

Shares Subject to the Plan

4.1

The maximum aggregate number of Shares which may be issued under the Plan shall not exceed 5,100,000 Shares, subject to adjustment as provided in Section 10 hereof.

4.2

The total number of Shares that may be reserved for issuance to any one person pursuant to Options shall not exceed 5% of the Shares of the Corporation outstanding on a non-diluted basis on the Grant Date of the Options.

4.3

The total number of Shares reserved for issuance under options granted to Permitted Consultants and members of the Corporation's Scientific Advisory Board shall not exceed 2% of the issued and outstanding Shares at the Grant Date of the Option.

4.4

The total number of Shares reserved for issuance under options granted to non-executive directors shall not exceed 1% of the issued and outstanding Shares at the Grant Date of the Option.

4.5

Anything in this Plan to the contrary notwithstanding:

(a)

the maximum number of Shares that may reserved for issuance pursuant to Options granted under the Plan to insiders of the Corporation (as "insider" is defined in the OSA but excluding any person within that definition solely by virtue of being a director or officer of a subsidiary) and their associates, together with the number of Shares reserved for issuance to such insiders and their associates under the Corporation's other previously established or proposed share compensation arrangements, shall not exceed 10% of the Shares of the Corporation outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)

the maximum number of Shares which may be issued to insiders of the Corporation and their associates under the Plan within any one-year period, when taken together with the number of Shares issued to such insiders and their associates under the Corporation's other previously established or proposed share compensation arrangements, shall not exceed 10% of the Shares of the Corporation outstanding on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, shall not exceed 5% of such outstanding Shares.

4.6

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired shall be available for subsequent Options under the Plan.  No fractional Shares may be purchased or issued under the Plan.

5.

Grants of Options

5.1

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the "Grant Date").  The Board shall also determine, in connection with each grant of Options:

(a)

the number of Options to be granted;

(b)

the Option Price applicable to each Option, but the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c)

the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.

Eligibility, Vesting and Terms of Options

6.1

Options may be granted to Eligible Persons only.

6.2

Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3

Subject to the provisions of the Addendum, the option period (the "Option Period") of each Option commences on the Grant Date and expires at 4:30 p.m. Vancouver time on the tenth anniversary of the Grant Date, provided that where the Option is granted on or after June 30, 2004 or the Option is granted to a Permitted Consultant or a member of the Corporation's Scientific Advisory Board, the Option Period shall expire at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date.

6.4

An Option which has vested may be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.5

Subject to the provisions of the Addendum and Subsection 6.6, Options shall vest as follows:

(a)

one-third (1/3) of the Options granted shall vest on the first anniversary of the Grant Date;

(b)

an additional one-third (1/3) of the Options granted shall vest on the second anniversary of the Grant Date; and

(c)

the remaining one-third (1/3) of the Options granted shall vest on the third anniversary of the Grant Date.

The Board may also in its sole discretion accelerate or continue the vesting of any Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1, 8.2, 8.3, 8.4 or 8.5 below, if allowable under applicable law.

6.6

Notwithstanding Subsection 6.5 and unless otherwise agreed to in writing by the Eligible Person and the Corporation either before or after July 26, 2001, Options  granted hereunder (whether before or after July 26, 2001) to Eligible Persons up to the date of a Change in Control shall be deemed to have fully vested  upon the earlier of (i) six months after a Change in Control or (ii) immediately upon the termination of employment, other than for cause, following a Change in Control.  For greater certainty, all other terms and conditions applicable to such Options shall remain in full force and effect.

6.7

An Option is personal to the Optionee and is non-assignable and non-transferrable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

7.

Option Agreement

7.1

Upon the grant of an Option, the Corporation and the Optionee shall enter into an option agreement, in a form approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee's agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee's position with the Corporation, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

8.

Termination of Employment, Engagement or Directorship

8.1

Any Optionee whose employment, engagement or directorship with the Corporation is terminated due to retirement on or after such Optionee's normal retirement date under the applicable retirement plan or policy of his or her employer or due to early retirement with the consent of the Board (collectively, "Retirement") shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on such date of termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.2

Any Optionee whose employment, engagement or directorship with the Corporation is terminated due to Disability shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.3

Any Optionee whose employment, engagement or directorship with the Corporation is terminated at any time in the six months following a change of control of the Corporation (as hereinafter defined) shall have 180 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  For the purposes of this Subsection 8.3, "change of control" shall mean the acquisition by a person, or combination of persons acting in concert, of:

(a)

a sufficient number of the voting rights attached to the outstanding voting securities of the Corporation at the time of such acquisition, to affect materially the control of the Corporation; or

(b)

more than 20% of the voting rights attached to the outstanding voting securities of the Corporation at the time of such acquisition.

8.4

In the event of the death of an Optionee, either while in the employment or engagement or while a director of the Corporation or after Retirement, the Optionee's estate may, within 365 days from the date of the Optionee's death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the optionee's death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  The Optionee's estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the optionee by bequest or inheritance.

8.5

In the event an Optionee's employment, engagement or directorship terminates for any reason other than death, Disability, Retirement, cause or in the circumstances described in Subsection 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix.  In the event an Optionee's employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.6

The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1, 8.2, 8.3, 8.4 or 8.5 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.7

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or engagement by, or directorship of, the Corporation nor shall it interfere in any way with the right of the Corporation to terminate any Optionee's employment or engagement at any time.

8.8

Effective January 1, 2002, unless otherwise agreed to in writing by the Board in accordance with Subsection 8.6, references to "termination", "the date of such termination" or similar references in Subsection 6.6 and this Section 8, in the case of an employee (including officers who are also employees), is deemed to be the last day of active employment by the employee with the Corporation, regardless of any salary continuance, notice period required under applicable law or the reason for termination of employment (whether with or without cause and with or without notice).

9.

Exercise of Options

9.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised, together with a certified cheque or bank draft for the aggregate of the Option Prices to be paid for the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

9.2

No less than 100 Options may be exercised at any one time, except where a smaller number of Options is or remains exercisable pursuant to a grant, in which case, such smaller number of Options must be exercised at one time.

10.

Adjustment on Alteration of Share Capital

10.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board.

10.2

If the Corporation amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3

In the event of a change in the Corporation's currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed equitable by the Board to properly reflect such event.

10.5

No adjustment provided in this Section 10 shall require the Corporation to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

11.

Regulatory Approval

11.1

Notwithstanding any of the provisions contained in the Plan or any Option, the Corporation's obligation to issue Shares and to issue and deliver certificates for such Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada ("Securities Regulators")

(b)

compliance with the requirements of an Exchange; and

(c)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2

The Corporation shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3

If any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators or an exchange as a condition of approval to a distribution to the public of any Shares or to obtain a listing of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without the requiring the consent or agreement of any Optionee.

12.

Miscellaneous

12.1

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Corporation by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued.

12.2

The Corporation may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.

13.

Effective Date, Amendment and Termination

13.1

The Plan is effective as of October 10, 1996.

13.2

The Board may, subject to the requirements of Section 5.1(b) and required Securities Regulators and/or Exchange approval, from time to time amend, suspend or terminate the Plan in whole or in part.

13.3

No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

13.4

The Board may amend, subject to the requirements of Section 5.1(b), modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the

Optionee's consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is made pursuant to Section 11 hereof.

ADDENDUM TO THE

INCENTIVE STOCK OPTION PLAN

OF ANORMED INC.

1.

Application of Plan and Addendum.

1.1

As determined from time to time by the Compensation Committee, this Addendum shall apply to any grant of Options made on or before June 30, 1997 to any of the following persons:

Michael J. Abrams

Gary Schweikhardt

Geoffrey W. Henson

Chris Giandomenico

Gary Bridger

Simon Fricker

Meta Mitchell

Marilyn Darkes

Michael Cleare

1.2

The Plan shall apply to a grant of Options to which this Addendum applies except insofar as the Plan is inconsistent with this Addendum.  The Plan and this Addendum shall be read and construed as one document for the purposes of a grant of Options to which this Addendum applies.

2.

Option Price.  Notwithstanding paragraph 5.1(b) of the Plan, the Option Price applicable to each Option shall be $2.00 US per Share.

3.

Option Period.  Notwithstanding subsection 6.3 of the Plan, the Option Period of each Option shall expire at 4:30 p.m. Vancouver time on June 30, 2006.

4.

Vesting.  Notwithstanding subsection 6.5 of the Plan, the Options shall vest as follows:

(a)

one-third (1/3) of the Options granted shall vest on June 30, 1997;

(b)

an additional one-third (1/3) of the Options granted shall vest on June 30, 1998; and

(c)

the remaining one-third (1/3) of the Options granted shall vest on June 30, 1999.

5.

Interpretation.  Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Incentive Stock Option Plan of AnorMED Inc. as amended and/or restated from time to time.